SEC
Mail Processing
Section

MAR 27 2008

Washington, DC

08002718

March 27, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Document

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is an English translation of a Japanese language document, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the document enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Junko Urabe of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

PROCESSED
MAY 27 2008
THOMSON REUTERS

Very truly yours,

Mori Seiki Co., Ltd.

By T. Hirate

Name: Toshihiko Hirate
Title: Manager of the Accounting Department

(Enclosures)
cc: Izumi Akai, Esq.
Junko Urabe, Esq.
(Sullivan & Cromwell LLP)

dw 5/21

TOKYO:36249.1

File No. 082-34930

Exhibit A

Information Made Public by the Company

1. Summary of Consolidated Financial and Business Results for the Third Quarter for the Fiscal Year 2007 (to March 31, 2008), dated February 5, 2008 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

(Attachment: Summary of Consolidated Financial and Business Results for the Third Quarter for the Fiscal Year 2007 (to March 31, 2008))

MORI SEIKI

Summary of Consolidated Financial and Business Results of the Third Quarter for the Fiscal Year 2007 (to March 31, 2008)

English translation from the original Japanese-language document

February 5, 2008

Company name Mori Seiki Co., Ltd. Stock Exchanges on which the shares are listed Tokyo and Osaka

Code Number 6141 URL http://www.moriseiki.co.jp
Representative (Title) President (Name) Masahiko Mori
Contact (Title) Director, Accounting / Finance HQ Executive Officer (Name) Morikuni Uchigasaki TEL (052)587-1811

Note: All amounts less than one million are disregarded.

1. Consolidated business results for the Third Quarter of the fiscal year 2007 (April 1, 2007 through December 31, 2007)

(1) Consolidated business results

(Percent change shows the change from the previous First Quarter fiscal year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Third Quarter Fiscal Year 2007	148,426	22.3	22,608	36.7	20,780	23.8	11,931	10.3
Third Quarter Fiscal Year 2006	121,390	19.3	16,534	61.6	16,786	65.6	10,814	21.0
Fiscal Year 2006	172,262		25,043		24,718		15,194	

	Net income per share in this quarter	Diluted net income per share
	yen	Yen
Third Quarter Fiscal Year 2007	123.50	120.12
Third Quarter Fiscal Year 2006	117.25	111.25
Fiscal Year 2006	174.78	168.12

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Third Quarter Fiscal Year 2007	178,374	133,180	74.0	1,373.84
Third Quarter Fiscal Year 2006	157,412	117,962	74.8	1,284.01
Fiscal Year 2006	169,034	131,036	77.2	1,358.82

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Balance of cash and cash equivalents at the end of the term
	million yen	million yen	million yen	million yen
Third Quarter Fiscal Year 2007	4,238	Δ8,925	Δ8,902	17,122
Third Quarter Fiscal Year 2006	17,267	Δ2,945	Δ16,749	29,206
Fiscal Year 2006	23,495	Δ8,082	Δ16,989	29,959

2. Consolidated earnings forecast for Fiscal Year 2007 (April 1, 2007 to March 31, 2008)

(Percent change shows the change from the previous interim or full year.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Full Year	200,000	16.1	30,500	21.8	29,000	17.3	17,000	5.0	177 06

3. Other

(1) Changes of significant subsidiaries during the financial term (increasing/deletion in the scope of consolidation) Yes (None)

(2) Adoption of simplified accounting methods Yes (None)

(3) Changes of accounting methods from the most recent consolidated fiscal year Yes (None)

※Proper use of the earnings forecast and other notes

The above forecasts are based on information available as of the release of this report and assumptions of several uncertain factors which may affect the company's results. Actual results might be different from the above estimates due to subsequent changes in the circumstances. Please refer to the attached materials for further information of the forecasts and assumptions.

[Qualitative Information/Financial Statements, etc.]

1. Qualitative information about consolidated operating results

Concerning the market conditions in the 3rd quarter, medium and large companies in Japan are continuing to invest strongly in plant and equipment. Factories with 50 or fewer employees, however, are still fairly cautious about making new capital investments, even though they are maintaining their operating rates.

In the Americas, there have been various problems, such as the sub-prime loans, but we received a similar number of orders to last year, driven by strong demand from the thriving energy and aircraft industries. South America has also been boosted by the development of natural resources, and orders in Brazil are increasing steadily.

Orders in Europe remain at a high level, even though growth has leveled off slightly. Our sales activities in Russia and Turkey are producing results, with continuing strong growth.

In Asia, the strong trend in China continues, and our sales more than doubled compared with the same period last year. In South-east Asia, in addition to satisfactory orders in Singapore, Malaysia, Thailand and Indonesia, our sales activities in India are starting to take off.

In this business environment, the NMV Series of simultaneous 5-axis machines which we have released in the past 2 years has been well received by the market. Orders for our NT Series of integrated mill turn centers and other models have also remained strong, especially in the energy and aircraft sectors. We have also started receiving orders for compact machines for mass production from the automobile industry, which has already begun introducing equipment for manufacturing more environmentally-friendly vehicles. We will do our best to continue to develop innovative, reliable models with high technological capabilities.

In the 3rd quarter we recorded sales of 148.426 billion yen, an increase of 22.3% from the same period last fiscal year. Our operating profit was 22.606 billion yen, an increase of 36.7%, and our net income for the period was 11.931 billion yen, an increase of 10.3%.

2. Qualitative information about consolidated financial status

Total assets increased by 9.340 billion yen compared with the end of the previous consolidated fiscal year to 178.374 billion yen, and liabilities increased by 7.195 billion yen to 45.194 billion yen. Net assets increased by 2.144 billion yen to 133.180 billion yen. These results mean that our shareholders' equity ratio has moved from 77.2% at the end of the previous consolidated fiscal year to 74.0%.

The main reasons for this increase in assets are that even though cash and deposits have decreased by 12.819 billion yen, notes receivable and accounts receivable increased by 7.244 billion yen, inventories by 9.705 billion yen, and tangible fixed assets by 4.149 billion yen.

(Cash flow situation)

At the end of the 3rd quarter the balance of cash and cash equivalents was 17.122 billion yen, down 12.836 billion yen from the end of the previous consolidated fiscal year (2.376 billion yen decrease in the same period last year).

"Cash flow generated by operating activities" increased by 4.238 billion yen (17.267 billion yen increase in the same period last year), as a result of net income for the quarter before tax adjustments, etc, of 20.464 billion yen, a 6.658 billion yen increase in accounts receivable, an increase in inventories of 9.979 billion yen, and income tax payments of 6.267 billion yen, etc.

"Cash flow generated by investment activities" decreased by 8.925 billion yen (2.945 billion yen decrease in the same period last year), because of purchases of tangible fixed assets, intangible fixed assets, and investment securities and shares of affiliated companies, etc of 6.448 billion yen, 1.320 billion yen and 1.533 billion yen respectively.

"Cash flow generated by financing activities" decreased by 8.902 billion yen (16.749 billion yen decrease in the same period last year) because of dividend payments of 4.538 billion yen and purchases of treasury stock worth 6.046 billion yen.

3. Qualitative information about consolidated earnings forecast

Our medium-term management plan, the Mori-568PLAN, which is being implemented over the three years from FY 2005 to FY 2007, is progressing favorably in its third year, so we have reviewed the consolidated earnings forecast published on November 5, 2007, as shown in the "2. FY 2007 consolidated results forecast (From April 1, 2007 to March 31, 2008) [Reference]" on Page 2.

NOTE: The earnings forecast is based on information available at the time of publication, but since it contains various uncertain factors, it is possible that the actual results may differ from those forecast.

4. Other

(1) Important changes in subsidiary companies (changes in subsidiaries which could affect the size of the consolidated Group) during the term.

There are no applicable matters.

(2) Adoption of simpler accounting practices

There are no applicable matters.

(3) Changes to accounting practices from recent consolidated fiscal years

There are no applicable matters.

5. Consolidated financial statement

(1) Third quarter Consolidated balance sheets

Bracket	End of previous consolidated 3rd quarter(A) (March 31 ,2007)	End of Current consolidated 3rd quarter(B) (March 31 ,2008)	Change(B-A)		End of previous consolidated fiscal year (April 1, 2006to March 31, 2007)
	Amount(million yen)	Amount(million yen)	Amount (million yen)	Percentage of total (%)	Amount(million yen)
(Assets)					
I Current Assets					
1 Cash and deposit	29,206	17,139	△12,066	△41.3	29,959
2 Notes and account receivable	26,954	40,161	13,206	49.0	32,916
3 Inventories	29,596	39,610	10,013	33.8	29,904
4 Deferred income taxes	927	2,696	1,769	190.9	1,881
5 Consumption tax receivable	548	807	258	47.1	610
6 Other	3,430	4,561	1,131	33.0	2,704
7 Allowance for doubtful receivables	△306	△186	120	39.2	△281
Total current assets	90,358	104,790	14,432	16.0	97,694
II Fixed assets					
1 Property ,plant and equipment					
(1) Buildings and structure	22,860	24,357	1,496	6.5	23,067
(2) Machinery ,equipment and vehicles	6,405	8,326	1,920	30.0	7,004
(3) Land	15,445	14,945	△500	△3.2	15,533
(4) Construction in progress	517	1,924	1,407	272.1	82
(5) Other	3,597	4,005	407	11.3	3,721
Total property ,plant and equipment	48,827	53,558	4,731	9.7	49,409
2 Intangible fixed assets	2,837	4,330	1,493	52.6	4,092
3 Investments and other assets					
(1) Investment in securities	14,607	12,929	△1,677	△11.5	15,709
(2) Long-term prepaid expenses	150	405	255	170.2	159
(3) Deferred income taxes	8	1366	1357	—	165
(4) Other	623	993	370	59.5	1,804
(5) Allowance for doubtful receivables	—	△1	△1	—	△1
Total investments and other assets	15,389	15,694	304	2.0	17,837
Total fixed assets	67,053	73,584	6,530	9.7	71,340
Total assets	157,412	178,374	20,962	13.3	169,034

Bracket	End of previous consolidated 3rd quarter(A) (December 31 ,2006)	End of Current consolidated 3rd quarter(B) (December 31,2007)	Change(B-A)		End of previous consolidated fiscal year (March 31, 2007)
	Amount(million yen)	Amount(million yen)	Amount (million yen)	Percentage of total (%)	Amount(million yen)
(Liabilities)					
I Current liabilities					
1 Account payable	10,226	14,133	3,906	38.2	11,612
2 Short-term loans	1,500	808	Δ692	Δ46.1	1,500
3 Other accounts payable	4,497	6,584	2,087	46.4	6,786
4 Accrued expenses	444	518	73	16.6	476
6 Accrued income taxes	1,789	8,218	6,429	359.4	4,982
7 Accrued consumption tax	35	21	Δ14	Δ40.6	48
8 Deferred income taxes	70	119	49	71.0	164
9 Allowance for warranty protection	697	1,272	575	82.6	810
10 allowance for executive bonuses	—	132	132	—	158
11 Other	6,115	8,204	2,089	34.2	4,565
Total current liabilities	25,377	40,014	14,636	57.7	31,104
II Long-term liabilities					
1 Bonds with stock acquisition right	9,331	2,583	Δ6,748	Δ72.3	3,920
2 Deferred income taxes	2,545	499	Δ2,046	Δ80.4	644
3 Deferred income taxes on reserve for land revaluation	1,824	1,699	Δ125	Δ6.9	1,699
4 Long-term accounts payable	370	399	28	7.7	430
Total long-term liabilities	14,071	5,180	Δ12,519	Δ65.9	6,694
Total liabilities	39,449	45,194	Δ4,437	Δ9.4	37,998
(Net worth)					
I Shareholders' equity					
1 Common stock	29,286	32,698	3,411	11.7	32,022
2 Capital surplus	42,653	45,932	3,278	7.7	45,328
3 Retained earnings	48,605	60,983	12,378	25.5	53,985
4 Treasury stock	Δ5,586	Δ9,508	Δ3,921	Δ70.2	Δ5,368
Total shareholders' equity	114,958	130,105	15,146	13.2	125,968
II adjustment gains and losses					
1 Net unrealized holding gain on securities	3,450	2,754	Δ695	Δ20.2	4,559
2 Deferred hedge profits	Δ2,314	Δ2,471	Δ156	Δ6.8	Δ1,341
3 Reserve for land revaluation	1,546	1,545	—	—	1,545
4 Translation adjustment	Δ200	Δ26	174	86.9	Δ240
Total adjustment gains and losses	2,480	1,801	Δ678	Δ27.4	4,522
III Stock acquisition right	—	246	246	—	—
IV Minority interests	523	1,026	502	96.1	545
Total net worth	117,962	133,180	15,217	12.9	131,036
Total liabilities ,net worth	157,412	178,374	20,962	13.3	169,034

(2) Third quarter consolidated statement of income

Bracket	Previous consolidated 3rd quarter(A) (April 1 2006 to Dec.31 2006)	Current consolidated 3rd quarter(B) (April 1 2007 to Dec.31 2007)	Change(B-A)		(Reference) Previous consolidated fiscal year (April 1 2006 to March 31 2007)
	Amount (million yen)	Amount (million yen)	Amount (million yen)	Percentage of total (%)	Amount(million yen)
I Net sales	121,390	148,426	27,035	22.3	172,262
II Cost of sales	72,988	84,888	11,900	16.3	102,312
Gross profit	48,402	63,537	15,135	31.3	69,949
III Selling, general and administrative expenses	31,867	40,931	9,063	28.4	44,906
Operating income	16,534	22,606	6,071	36.7	25,043
IV Non operating income	619	621	2	0.4	522
1 Interest income	82	117	35	42.4	133
2 Dividend income	107	215	108	101.0	107
3 Foreign exchange gain	218	—	Δ218	Δ100.0	—
4 Equity method income	31	69	37	120.1	45
5 Other	179	219	39	22.1	236
V Non-operating expenses	367	2,447	2,080	566.5	848
1 Interest expenses	41	26	Δ15	Δ35.9	47
2 Foreign exchange loss	—	2,189	2,189	—	339
3 Fees and commissions	161	67	Δ94	Δ58.6	218
4 Other	163	164	0	0.5	242
Ordinary income	16,786	20,780	3,993	23.8	24,716
VI Extraordinary income	37	249	211	563.2	101
1 Gain on sale of fixed assets	8	56	47	573.9	57
2 Reversal of allowance for doubtful accounts	23	36	12	54.6	37
3 Gain on devaluation of investments and other assets	5	—	Δ5	Δ100.0	5
4 Gain for change of equity	—	156	156	—	—
VII Extraordinary expenses	5,185	565	Δ4,620	Δ89.1	5,415
1 Loss on sale of fixed assets	100	220	119	118.5	185
2 Loss on disposal of fixed assets	85	270	184	215.9	155
3 Loss on inventory disposal	4,209	—	Δ4,209	Δ100.0	4,209
4 Loss on devaluation of investments in securities	125	73	Δ51	Δ41.3	201
5 Loss on sales of investments and other assets	6	—	Δ6	Δ100.0	6
6 Allowance for warranty protection the past fiscal year	657	—	Δ657	Δ100.0	657

Income before income taxes (Δ)	11,639	20,464	8,825	75.8	19,403
Income taxes	1,652	9,351	7,699	466.0	5,308
Corporation tax adjustment	Δ914	Δ910	3	0.4	Δ2,202
Minority interests in net income (Δ)	Δ87	Δ92	Δ5	Δ5.8	Δ102
Net income (Δ)	10,814	11,931	1,117	10.3	16,194

(3) Consolidated statement of shareholders' equity

Previous consolidated Third Quarter fiscal year (April 1, 2006 to December 31, 2006) (unit : million yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of year March 31 2006	29,285	42,529	49,645	Δ3,867	117,593
Amount of changes in the period of fiscal year					
Issue of new stock	1	1			2
Dividends of retained earnings			Δ3,677		Δ3,677
Dividends of retained earnings (Interim dividends)			Δ1,852		Δ1,852
Bonuses to directors			Δ142		Δ142
Net income			10,814		10,814
Purchase of Treasury stock				Δ2,558	Δ2,558
Disposal of Treasury stock		123		838	962
Reversal of reserve for land revaluation			Δ6,181		Δ6,181
Net amount of changes in the quarter of fiscal year other than owners'equity					—
Total amount of changes in the quarter of fiscal year	1	124	Δ1,040	Δ1,719	Δ2,634
Balance as of December 31,2006	29,286	42,653	48,606	Δ5,586	114,958

	Valuation and Translation Adjustments					Minority Interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth		
Balance as of year March 31 2006	4,576	—	Δ4,638	Δ1,186	Δ1,248	425	116,772
Amount of changes in the quarter of fiscal year							
Issue of new stock							2
Dividends of retained earnings							Δ3,677
Dividends of retained earnings (Interim dividends)							Δ1,852
Bonuses to directors							Δ142
Net income							10,814
Purchase of Treasury stock							Δ2,558
Disposal of Treasury stock							962
Reversal of reserve for land revaluation							Δ6,181
Net amount of changes in the quarter of fiscal year other than owners'equity	Δ1,126	Δ2,314	6,181	988	3,728	97	3,824
Total amount of changes in the quarter of fiscal year	Δ1,126	Δ2,314	6,181	988	3,728	97	1,190
Balance as of December 31,2006	3,450	Δ2,314	1,545	Δ200	2,480	523	117,962

Current consolidated Third Quarter fiscal year (April 1, 2007 through December 31, 2007) (unit: million yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of year March 31, 2007	32,022	45,328	53,985	Δ5,368	125,968
Amount of changes in the quarter of the fiscal year					
Issue of new stock	676	674			1,350
Dividends of retained earnings			Δ2,305		Δ2,305
Dividends of retained earnings (Interim)			Δ2,438		Δ2,438
Net profit in the quarter of the fiscal year			11,931		11,931
Purchase of Treasury stock				Δ6,049	Δ6,049
Disposal of Treasury stock		Δ70		1,909	1,838
Amount of retained earnings decrease due to adding consolidated subsidiaries			Δ143		Δ143
Amount of retained earnings decrease due to eliminating consolidated subsidiaries			Δ48		Δ48
Net amount of changes in the quarter of fiscal year other than shareholders' equity					—
Total amount of changes in the quarter of the fiscal year	676	603	6,997	Δ4,139	4,137
Balance as of December 31, 2007	32,698	45,932	60,983	Δ9,508	130,105

	Valuation and Translation Adjustments					Equity warrant	Minority Interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total valuation and translation adjustments			
Balance as of year March 31, 2007	4,559	Δ1,341	1,545	Δ240	4,522	—	545	131,036
Amount of changes in the quarter of the fiscal year								
Issue of new stock								1,350
Dividends of retained earnings								Δ2,305
Dividends of retained earnings (Interim)								Δ2,438
Net profit in the quarter of the fiscal year								11,931
Purchase of Treasury stock								Δ6,049
Disposal of Treasury stock								1,838
Amount of retained earnings decrease due to adding consolidated subsidiaries								Δ143
Amount of retained earnings decrease due to eliminating consolidated subsidiaries								Δ48
Net amount of changes in the quarter of fiscal year other than shareholders' equity	Δ1,805	Δ1,129	—	214	Δ2,720	246	480	Δ1,993
Total amount of changes in the quarter of the fiscal year	Δ1,805	Δ1,129	—	214	Δ2,720	246	480	2,144
Balance as of December 31, 2007	2,754	Δ2,471	1,545	Δ26	1,801	246	1,026	133,180

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007) (unit : million yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of year March 31 2006	29,285	42,529	49,645	Δ3,867	117,593
Amount of change in the fiscal year					
Issue of new stock	2,736	2,730			5,466
Dividends of retained earnings			Δ3,677		Δ3,677
Dividends of retained earnings (interim dividends)			Δ1,852		Δ1,852
Bonuses to directors			Δ142		Δ142
Net income			16,194		16,194
Purchase of Treasury stock				Δ2,564	Δ2,564
Disposal of Treasury stock		69		1,062	1,132
Reversal of reserve for land revaluation			Δ6,181		Δ6,181
Net amount of changes in the fiscal year other than owners'equity					—
Total amount of changes in the fiscal year	2,736	2,799	4,340	Δ1,501	8,375
Balance as of March 31,2007	32,022	45,328	53,985	Δ5,368	125,968

	Valuation and Translation Adjustments					Minority Interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth		
Balance as of year March 31 2006	4,576	—	Δ4,636	Δ1,186	Δ1,246	425	116,772
Amount of change in the fiscal year							
Issue of new stock							5,466
Dividends of retained earnings							Δ3,677
Dividends of retained earnings (interim dividends)							Δ1,852
Bonuses to directors							Δ142
Net income							16,194
Purchase of Treasury stock							Δ2,564
Disposal of Treasury stock							1,132
Reversal of reserve for year other than owners'equity							Δ6,181
Net amount of changes in the fiscal year other than owners'equity	Δ16	Δ1,341	6,181	945	5,768	120	5,888
Total amount of changes in the fiscal year	Δ16	Δ1,341	6,181	945	5,768	120	14,263
Balance as of March 31,2007	4,559	Δ1,341	1,545	Δ240	4,522	545	131,036

(3) Third quarter consolidated statement of cash flows

	Previous consolidated 3rd quarter (April 1 2006 to December 31 2006)	Current consolidated 3rd quarter (April 1 2007 to December 31 2007)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
	Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests	11,639	20,464	19,403
2 Depreciation and amortization	3,552	4,575	4,982
3 Loss on sale of fixed assets	100	220	185
4 Loss on disposal of fixed assets	85	270	155
5 Loss on impairment of fixed assets	4,209	—	4,209
6 Gain on sale of fixed assets	Δ8	Δ56	Δ57
7 Gain on sale of investments in securities	125	73	201
8 Profit on sale of investments in other	Δ5	—	Δ5
9 Amortization of represent goodwill	407	607	703
10 Equity method income	Δ31	Δ69	Δ45
11 Profit variation of equity	—	Δ156	—
12 Loss on devaluation of investments in assets	6	—	6
13 Increase in Bonuses to directors and statutory auditors	—	132	158
14 Bond redemption expense	0	13	54
15 Increase in allowance for doubtful receivables	16	Δ105	Δ8
16 Increase in allowance of products warranty	697	440	810
17 Interest and dividend income	Δ189	Δ333	Δ240
18 Interest expense	41	26	47
19 Unrealized exchange gain	Δ833	Δ709	Δ845
20 Increase in trade receivable	4,129	Δ6,658	Δ1,789
21 Decrease (increase) in inventories	Δ4,927	Δ9,979	Δ5,681
22 Increase in accounts payable	423	2,218	1,812
23 Bonuses to directors and statutory auditors	Δ142	Δ158	Δ142
24 Other	Δ889	Δ612	1,135
Sub-total	18,407	10,205	25,048
25 Interest and dividend income received	192	333	238
26 Interest paid	Δ44	Δ33	Δ50
27 Income tax (paid) refunded	Δ1,287	Δ6,267	Δ1,741
Cash flow from operating activities	17,267	4,238	23,495

	Previous consolidated 3rd quarter (April 1 2006 to December 31 2006)	Current consolidated 3rd quarter (April 1 2007 to December 31 2007)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
	Amount (million yen)	Amount (million yen)	Amount (million yen)
II Cash flow from investing activities			
1 Increase in time deposit	—	Δ17	—
2 Increase in investments in securities	Δ849	Δ917	Δ1,535
3 Increase in investment in a subsidiary and an affiliate companies	Δ1,845	Δ615	Δ1,845
4 Increase in investment for affiliate companies	—	—	Δ57
5 Proceeds from adjustment for stock of affiliate companies	11	—	11
6 Proceeds from sale of property, plant and equipment	4,679	837	4,855
7 Purchase of property, plant and equipment	Δ4,227	Δ6,448	Δ5,936
8 Purchase of intangible fixed assets	Δ721	Δ1,320	Δ2,449
9 Purchase of loan for short-term advance	—	Δ81	—
10 Puchase of loan for long-term advance	—	—	Δ969
11 . Other	7	Δ362	Δ153
Cash flow from investing activities	Δ2,945	Δ8,925	Δ6,082
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans	180	Δ692	180
2 Proceeds from long-term debt	Δ10,208	—	Δ10,208
3 Proceeds from disposal of Treasury stock	982	1,836	1,132
4 Purchase of Treasury stock	Δ2,557	Δ6,046	Δ2,563
5 Proceeds from minority shareholder's financing	—	538	—
6 Dividends paid	Δ5,125	Δ4,538	Δ5,530
Cash flow from financing activities	Δ16,749	Δ8,902	Δ16,969
IV Effect of exchange rate changes on cash and cash equivalents	50	141	Δ46
V Increase (decrease) in cash and cash equivalents	Δ2,376	Δ13,447	Δ1,623
VI Cash and cash equivalents at beginning of the year	31,582	29,959	31,582
VII Increase (decrease) in cash and cash equivalents with addition	—	613	—
VIII decrease in cash and cash equivalents with elimination	—	Δ2	—
IX Cash and cash equivalents at end of the year	29,206	17,122	29,959

(Segment Information)

By geographic region

Previous consolidated Third Quarter fiscal year (April 1, 2006 to December 31, 2006)

(unit : million yen)

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
(1) Sales to third parties	63,206	24,224	31,120	2,838	121,390	—	121,390
(2) Intra-group sales	44,594	685	498	711	46,489	(46,489)	—
Total sales	107,800	24,910	31,619	3,549	167,879	(46,489)	121,390
Operating expenses	92,915	24,311	30,262	3,543	151,032	(46,177)	104,855
Operating income (loss)	14,885	599	1,356	5	16,846	(312)	16,534

Note: 1 Shared operating expenses are distributed among all segments.

2 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Current consolidated Third Quarter fiscal year (April 1, 2007 to December 31, 2007)

(unit : million yen)

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
(1) Sales to third parties	73,734	27,230	44,309	3,151	148,426	—	148,426
(2) Intra-group sales	60,574	561	810	1,101	63,047	(63,047)	—
Total sales	134,308	27,792	45,120	4,252	211,474	(63,047)	148,428
Operating expenses	112,558	27,305	43,499	4,204	187,567	(61,748)	125,819
Operating income (loss)	21,750	486	1,621	47	23,906	(1,299)	22,606

Note: 1 Shared operating expenses are distributed among all segments.

2 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

By geographic region

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007) (unit : million yen)

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
(1) Sales to third parties	88,643	34,328	44,745	4,544	172,262	—	172,262
(2) Intra-group sales	63,751	939	662	1,081	66,435	(66,435)	—
Total sales	152,395	35,267	45,407	5,626	238,697	(66,435)	172,262
Operating expenses	130,133	34,688	43,286	5,496	213,604	(66,435)	147,219
Operating income (loss)	22,262	579	2,121	129	25,093	(50)	25,043

Note: 1 Shared operating expenses are distributed among all segments.
2 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

[overseas sales]

Previous consolidated Third Quarter fiscal year (April 1, 2006 to December 31, 2006)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	26,808	31,752	9,015	67,575
II Consolidated Sales (million yen)	—	—	—	121,390
III Overseas sales as a percentage of total consolidated sales (%)	22.1	26.2	7.4	55.7

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania.................Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippines, Vietnam

Current consolidated Third Quarter fiscal year (April 1, 2007 to December 31, 2007)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	30,364	43,807	18,711	92,883
II Consolidated Sales (million yen)	—	—	—	148,426
III Overseas sales as a percentage of total consolidated sales (%)	20.5	29.5	12.6	62.6

Notes: 1 Overseas sale consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Finland, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam, Turkey, Israel, Russia

Previous consolidated fiscal year (April 1, 2006 to December 31, 2007)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	37,848	46,164	15,715	99,729
II Consolidated Sales (million yen)	—	—	—	172,262
III Overseas sales as a percentage of total consolidated sales (%)	22.0	26.8	9.1	57.9

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam

END